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                                                                    Exhibit 4.14

Severance Pay Plan          Effective Date

                            All of the information in this section is effective as of January 1, 1995 Severance pay is a payment to full-time and regular part-time salaried and non-union hourly employees whose employment with United Defense is permanently terminated for reasons beyond their control and who do not fall into any of the exclusions noted below. Such payments are designed and intended solely to cushion the impact of possible unemployment and to effect orderly business operations until employees' services are no longer required by United Defense.

                            Benefit Amount

                            Severance pay is calculated on a graduated service basis up to two weeks of pay for each year and full month(s) of United Defense service, with a minimum payment of four weeks and a maximum of 52 weeks.

                            ===================== =====================
                            Years of Service      Weeks of Severance
                                                  Per Year of Service
                            ===================== =====================
                            0 but less than 5     1.0 (4 week minimum)
                            5 but less than 11    1.2
                            11 but less than 16   1.4
                            16 but less than 21   1.6
                            21 but less than 26   1.8
                            26 or more            2.0 (52 week maximum)
                            ===================== =====================


                            The following is an example of how the benefit would be calculated for an employee with 16 years and 3 months of service.

                            i.e. 16.25 years x 1.6 weeks = 26.0 weeks

                            In computing years of service for severance pay, United Defense service that is recognized as credited service for retirement plan purposes is counted, but no service will be credited under the plan for any period of employment for which the employee previously received a severance payment.

                            All severance pay calculations will be based on current base salary without consideration for any bonus, commissions, incentives, awards, overtime, shift differential or other miscellaneous pay items. Severance pay will always be paid in the calendar year in which it was earned.

                            Exclusions

                            Severance pay will not be paid if the employee:

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                      .     Voluntarily quits, is terminated for cause (which
                            includes poor performance) or dies.

                      .     Is placed on temporary layoff for lack of work.

                      . Is offered continuing employment by a purchaser (including a partnership or joint venture) of any of United Defense, L.P.'s assets, product lines, functions, facilities or services, or a contractor of services formerly provided internally by United Defense. This exclusion applies whether or not the employee chooses to accept the offer; however, it will not apply if the employment offer requires relocation.

                      .     Refuses the offer of a similar job within United
                            Defense.

                      . Leaves prior to the last day on which services are required by United Defense

                      . Elects to voluntarily retire from United Defense under any regular or special retirement program.

                      . Receives an equivalent benefit as provided by any law.

                    FMC has discretionary authority to construe and interpret the terms of this plan, including, but not limited to, deciding all questions of eligibility and determining the amount, manner, and time of payment of benefits under this plan.

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